For Immediate Release

Clean Diesel Refuses to Comply with Delaware Corporate Law

Bridgeport, CT - (October 5, 2010) – The Committee to Restore Stockholder Value and Integrity for Clean Diesel (the "Committee") today announced that it received a letter from Clean Diesel in which the Committee was advised that Clean Diesel simply refuses to honor Section 220 of the Delaware General Corporation Law and the company's own bylaws by its refusal to provide the Committee with a stockholder list and other requested stockholder materials. Clean Diesel had also previously refused to schedule a Special Meeting as demanded by the Committee to permit Clean Diesel stockholders to remove the existing board and elect the Committee's slate of independent directors.

The Committee has demanded compliance by Clean Diesel within 24 hours. In the event the company fails to comply with this further demand, the Committee will seek redress from the US Securities and Exchange Commission as well as appropriate Delaware courts. The Committee regrets that Clean Diesel has forced stockholders onto this path, which will end up costing Clean Diesel stockholders unnecessarily.

The Committee believes Clean Diesel stockholders are entitled to choose who should run their company and eliminate further conflicts of interest and neglect of fiduciary duties by the existing board. The Committee's demands and actions on behalf of Clean Diesel stockholders are intended to advance the best interests of stockholders.

THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL IS PROVIDING THE FOREGOING INFORMATION TO STOCKHOLDERS PRIOR TO FILING OF A DEFINITIVE PROXY STATEMENT PURSUANT TO RULE 14a-12. WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

INFORMATION WITH RESPECT TO THE IDENTITY OF THE MEMBERS OF THE COMMITTEE WHO PARTICIPATE IN THE SOLICITATION, INCLUDING THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, CAN BE FOUND ON THE WEBSITE OF THE COMMITTEE AT WWW.RESTORECLEANDIESEL.COM.

THE COMMITTEE'S DEFINITIVE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ PRIOR TO DELIVERING ANY PROXY. ONCE FILED, THE DEFINITIVE PROXY STATEMENT AND ANY ADDITIONAL PROXY MATERIALS MAY BE VIEWED FOR FREE AT
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000949428

For additional information, please contact The Committee to Restore Stockholder Value and Integrity for Clean Diesel, via the Chairman, Andrew Merz Hanson: info@restorecleandiesel.com.